January 21, 2020

E. Joseph Grady
Senior Vice President and Chief Financial Officer
Contango Oil & Gas Company
717 Texas Ave., Suite 2900
Houston, TX 77002

       Re: Contango Oil & Gas Company
           Registration Statement on Form S-3
           Filed January 16, 2020
           File No. 333-235934

Dear Mr. Grady:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Hillary Holmes, Esq.